Exhibit 4.8

PUXIN LIMITED

PROMISSORY NOTE

US$25,000,000	August 4, 2017

FOR VALUE RECEIVED, Puxin Limited, a limited liability company incorporated in the Cayman Islands with its registered office at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (the “Company”) promises to pay, in the lawful currency of the United States of America, to the order of Haitong International Investment Holdings Limited, a limited liability company incorporated in British Virgin Islands, or its assigns (the “Holder”), the principal sum of US$25,000,000 (the “Principal Amount”), together with accrued and unpaid interest thereon (the “Interest”), each due and payable on the dates and in the manner set forth below.

1. Notes Purchase Agreement. This promissory note (the “Note”) is issued pursuant to the terms of that certain Notes Purchase Agreement dated as of August 1, 2017, by and between the Company, the Holder and certain other parties named therein (as the same may from time to time be amended, modified or supplemented or restated, the “Agreement”) and is subject to the terms thereof. Capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed therein to them in the Agreement. The provisions of this Note are subject to the terms and conditions of the Agreement, which are deemed incorporated by reference into this Note.

2. Repayment. The outstanding Principal Amount under this Note and accrued Interest thereon shall be due and payable on the date that is the second (2nd) anniversary of the date of this Note (the “Repayment Period”), unless the maturity of this Note is accelerated upon the occurrence of a Trade Sale or Event of Default or the outstanding amount of this Note has been prepaid by the Company within the Repayment Period in accordance with this Note. On the expiration date of such two-year Repayment Period, the Holder has right, at its sole discretion, to extend the expiration date of the Repayment Period to the third (3rd) anniversary date of the date of this Note. The expiration date of the Repayment Period is referred to as “Maturity Date” hereof.

3. Prepayment. This Note may be prepaid at any time after one (1) year following the date of this Note, provided that the Company shall have notified the Holder in writing of the prepaid amount at least ten (10) business days prior to such prepayment.

4. Interest Rate.

(i) Interest shall accrue at a simple interest rate of 8% per annum on the outstanding Principal Amount under this Note for the period commencing on and from the date of this Note until the date of payment in full of the outstanding Principal Amount under this Note and the accrued interests thereon. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed and shall be due and payable by the Company semi-annually commencing from the date of this Note.

(ii) Default Interest. From and after the Maturity Date, or the date on which an Event of Default occurs, whichever is earlier, any unpaid and outstanding Principal Amount under this Note and accrued interest thereon shall bear interest at the simple interest rate of 12% per annum (computed on the basis of a 365-day year and accruing daily), until such amount has been paid in full to the Holder.

Exhibit 4.8

5. Payments.

(a) Currency and Account. All payments of the outstanding Principal Amount and all payments of the accrued interest shall be paid in lawful money of the United States of America to the Holder, made by wire transfer of immediately available funds to the bank account designated by the Holder in a written notice delivered to the Company.

(b) Application of Payments. Payment on this Note shall be applied first to any expense reimbursement owed to the Holder by the Company pursuant to this Note or otherwise, second to accrued interest, and thereafter to the outstanding Loan Principal Amount.

(c) Priority of the Note. This Note shall rank senior and superior to all the other existing or future Indebtedness owed by the Company, except that this Note shall rank on a parity with the other Note under the Agreement.

(d) No Set-Off. All payments on or in respect of this Note or the Indebtedness evidenced hereby shall be made to the Holder without any set-off and free and clear of and without any deduction of any kind whatsoever.

6. Events of Default.

(a) Definition. For purpose of this Note, each of the following events shall be an “Event of Default” hereunder:

(i) The Company fails to make any payment when due under this Note for more than ten (10) days;

(ii) without prejudice to (i), the Company or any other Warrantor breaches any material representation, warranty, covenant or obligation set forth in, or an event of default occurs under, any of the Transaction Agreements, and such breach or event of default, if curable, is not been cured within thirty (30) Business Days after occurrence;

(iii) The entry of one or more judgments against the Company and/or any of its Subsidiaries by any court, tribunal, arbitration or any other legal proceeding calling for the payment by the Company and/or its Subsidiaries of more than US$5,000,000 in the aggregate;

(iv) An attachment or garnishment is levied, or writ of execution is enforced, against the assets or properties of the Company and/or its Subsidiaries involving an amount in excess of US$5,000,000 and such attachment or garnishment or writ of execution is not vacated or otherwise terminated within thirty (30) days after the date of its effectiveness;

(v) The Company and/or its Subsidiaries is legally dissolved or its existence is otherwise legally terminated;

(vi) The Company and/or its Subsidiaries commences or has commenced against it any proceeding to dissolve or otherwise terminate its existence under any dissolution, liquidation or similar statue now or hereafter in effect or its board of directors or shareholders take any corporate action in furtherance of any of the foregoing;

(vii) The Company and/or its Subsidiaries files any petition or action for relief under any bankruptcy, reorganization, insolvency, arrangement, readjustment of debt, moratorium or any other similar law for the relief of, or relating to, debtors, nor or hereafter in effect, or makes any assignment for the benefit of creditors or its board of directors or shareholders take any corporate action in furtherance of any of the foregoing;

Exhibit 4.8

(viii) An involuntary petition is filed against the Company and/or its Subsidiaries (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy, reorganization, insolvency, arrangement, readjustment of debt, moratorium, or similar law for the relief of, or relating to, debtors, nor or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company and/or its Subsidiaries;

(ix) The failure by the Company to (i) make any payment of any principal of, interest or premium on, any Indebtedness in excess of US$5,000,000 (other than in respect of the Notes under the Agreement) when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any specified in the agreement or instrument relating to such Indebtedness as of the date of such failure or otherwise agreed to by the parties; or (ii) to perform or observe any material term, covenant or condition on its part to be performed or observed under any agreement or instrument relating to any Indebtedness, when required to be performed or observed, and such failure shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such failure to perform or observe accelerates the maturity of such Indebtedness;

(x) The VIE Completion Date does not occur within three (3) months after the date of the Agreement; or

(xi) Unless otherwise agreed upon by the Holder in writing, any of Transitional Restructuring Agreements or Restructuring Agreements is amended, terminated or rescinded, or breached in any material aspect, or there occurs any material adverse change in the regulatory environment, under which circumstance the Transitional Restructuring Agreements or Restructuring Agreements have become or will become invalid, illegal or unenforceable.

In this Note, the term “Indebtedness” means: (i) all indebtedness or other obligations for borrowed money or for the deferred purchase price of property or services; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all obligations under capital leases; (v) all reimbursement or other obligations under or in respect of letters of credit and bankers acceptances; and (vi) all indebtedness secured by any Lien upon or in property owned whether or not a person assumed or became liable for the payment of such indebtedness.

(b) Consequences of Events of Default.

(i) If an Event of Default occurs, the Holder has the right (but not the obligation) to declare that all or part of Principal Amount and Interest accrued thereon under this Note shall become immediately due and payable, in which case the Company shall immediately pay to Holder all such due and payable Indebtedness. The Company agrees to pay Holder all reasonable out-of-pocket costs and expenses incurred by Holder in any effort to collect Indebtedness under this Note, including reasonable attorney fees.

(ii) Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law.

Exhibit 4.8

7. Trade Sale.

If a Trade Sale occurs prior to full payment of the Indebtedness under this Note (as provided herein), all Indebtedness under this Note shall, at the election of the Holder, become immediately due and payable in full prior to the closing of the Trade Sale without any action on the part of Holder. The Company agrees to pay Holder all reasonable out-of-pocket costs and expenses incurred by Holder in any effort to collect Indebtedness under this Note, including reasonable attorney fees.

8. No impairment. The Company shall not, by amendment of its M&AA, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder under this Note against wrongful impairment. Notwithstanding the foregoing, nothing herein limits the ability of the Holder to approve any amendment or waiver related to this Note.

9. Lost, Stolen, Destroyed or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of the mutilated Note, or in lieu of the Note lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of the Note.

10. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms. The parties will work in good faith to substitute the excluded provision with a provision intended to accomplish the parties’ intent to the greatest extent permitted by law.

11. Amendments and Waivers. Any term of this Note may be amended, and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Holder and the Company. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon the Holder and its successors and assigns and the Company.

12. Attorneys’ Fees. In the event any party hereto is required to engage the services of any attorneys for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs in enforcing this Note (including attorneys’ fees, cost and disbursements) plus all other costs of collection.

13. Waiver of Presentment, Dishonour, etc. The Company hereby waives presentment and demand for payment, notice of dishonour, protest and notice of protest of this Note. The right to plead any and all statutes of limitations as a defence to any demands hereunder is hereby waived to the fullest extent permitted by law.

14. Governing Law and Dispute Resolution. This Note shall be governed by and construed in accordance with the laws of Hong Kong without regard to the conflicts of laws principles. The dispute resolution provision in the Agreement applies mutatis mutandis to this Note.

Exhibit 4.8

15. Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. The Company shall not assign this Note or delegate any of its respective rights or obligations hereunder without the written consent of the Holder. The Holder may assign its rights and obligations under this Note to its Affiliates or any other third party without the prior written consent of the other Parties. Immediately upon the delivery of a written notice about such assignment to the Company by the Holder, the Company shall issue a new Note to the Holder’s assign(s) and this Note shall be cancelled upon the issuance of such new Note.

16. Notices. The notice provision in the Agreement shall apply mutatis mutandis to this Note.

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IN WITNESS WHEREOF, the Company has caused this Promissory Note to be duly executed by its representative, thereunto duly authorized as of the date first above written.

Puxin Limited

By:	/s/ Sha Yunlong
Name: Sha Yunlong ( )
Title: Director